                                                                    Exhibit 1.21


September 14, 1998



Mr. Edward Fitzgerald
22 Yorkshire Road
Dover, MA 02030

Dear Mr. Fitzgerald:

On behalf of the Company, I am pleased to offer you the position of Senior Vice President, Investor Relations and CFO at AltaRex Corp. I know you share with me, Tony, the Board and our employees the enthusiasm for the opportunity AltaRex represents.

As Senior Vice President of Investor Relations and CFO, you will be responsible for all financial, administrative and investor relations operations.

The terms of your offer are as follows (all amounts are in U.S. dollars):

Base Salary:        $190,000 per annum paid in 24 equal payments, subject to an increase on an annual basis, and commencing September 28.

Sign-on Bonus:      $10,000 paid on joining the Company.

Performance Bonus:  You will be eligible for bonus participation in 1998 and subsequent years IF and AS established by the Board of Directors.

Sign-on Stock       You will be offered options to purchase 175,000 shares of
Options:            common stock of the Company vesting 33 1/3% per year in
                    arrears annually over 3 years commencing on the date of approval by the Toronto Exchange. The exercise price will be set by the Board of Directors at fair market value, subject to the availability of appropriate exemptions from Canadian and U.S. regulations. These options must be exercised within 90 days after any termination of your employment unless termination is for cause (in which case the options will terminate immediately). Vesting of these options will be accelerated in full if the Company is sold. You will be eligible for future option grants as you mature with the Company.

Corporate Benefits: You are eligible for our employee benefits immediately.
                    AltaRex Corp. will pay the Blue Cross Blue Shield premiums on your behalf for health and dental coverage. A Life Insurance benefit of 1 times annual salary and

                    Long Term Disability coverage are also provided through the Company with Mutual of Omaha. A 401K plan is available that matches up to a maximum of 3% of the employee's salary as a Company contribution.

Leave: We will provide an annual vacation of four (4) weeks paid vacation accruing at 1.66 days per month.

Agreements:         As a condition of employment, you will be required to sign customary invention, non-disclosure and non-compete agreements.

Severance           You understand that your employment with the Company is at
Compensation:       will which means you or the Company may end the employee
                    relationship with or without notice. In the event that your employment is terminated for reason other than just cause, the Company shall in exchange for a release of claims which the employee may have against it, provide the salary continuation for one year. Just cause for termination shall be deemed to exist upon a) a good faith finding by the Company of your failure to perform your assigned duties for the Company, dishonesty, gross negligence or misconduct, or
                    b) conviction, or the entry of a pleading of guilty or nolo contendere, to any crime involving moral turpitude or any felony.

We would like to move forward as soon as possible with this position. Of course, this offer is also contingent on an appropriate completion of references for a position of this nature.

Sincerely,


/s/ Richard E. Bagley
Richard E. Bagley
President & CEO



Accepted this 14th day of September, 1998

/s/ Edward Fitzgerald
-----------------------------------------
Mr. Edward Fitzgerald

June 1, 1999



Edward M. Fitzgerald
22 Yorkshire Road
Dover, MA  02030

Dear Ed:

RE: AMENDMENT TO THE TERMS OF YOUR EMPLOYMENT AS SET OUT IN THE LETTER DATED SEPTEMBER 14, 1998 (THE "LETTER AGREEMENT") FROM THE COMPANY TO YOU.

This letter serves as an amendment to the terms of your employment as set out in the Letter Agreement. You and the Company agree that the second sentence of the paragraph in the Letter Agreement related to severance compensation be and hereby is deleted in its entirety and that the following sentence shall be inserted in lieu thereof:

If your employment is terminated by the Company without just cause prior to December 31, 2001, you will be entitled to receive severance payments at a monthly rate equal to 1/12 of the annual base salary to which you were entitled on the effective date of termination until the later of (a) December 31, 2001 and (b) the first anniversary of the effective date of termination. For purposes of applying the foregoing, just cause for termination shall be deemed to exist upon a) a good faith finding by the Company of your failure to perform your assigned duties for the Company, dishonesty, gross negligence or misconduct, or
b) conviction, or the entry of a pleading of guilty or nolo contendere, to any crime involving moral turpitude or any felony. Notwithstanding the foregoing, in the event that you breach the Invention, Non-disclosure and Non-compete Agreement dated as of September 30, 1998 between you and the Company at any time during the period during which the Company is making severance payments to you under this Agreement, the Company's obligation to make, and your entitlement to receive, such severance payments under this Agreement shall terminate immediately upon such breach.

All other terms of your employment as set out in the Letter Agreement remain in full force and effect.

Please confirm that you are in agreement with the foregoing by signing below. If you have any questions, please contact me.


Sincerely,

/s/ Richard E. Bagley
Richard E. Bagley
President & CEO



The parties hereto have executed this agreement of the 3rd day of June, 1999.

                                            AltaRex Corp.

/s/ Edward M. Fitzgerald                    /s/ Richard E. Bagley
-------------------------                   --------------------------------
Edward M. Fitzgerald                        Richard E. Bagley
                                            President & CEO

Edward M. Fitzgerald
22 Yorkshire Road
Dover, MA  02030

Dear Ed:

RE: AMENDMENT TO THE TERMS OF YOUR EMPLOYMENT AS SET OUT IN THE LETTER DATED SEPTEMBER 14, 1998 (THE "LETTER AGREEMENT") AND THE AMENDMENT DATED JUNE 1, 1999

This letter serves as an amendment to the terms of your employment as set out in the Letter Agreement as amended. Provisions for severance compensation as stated in the June 1, 1999 amendment are further amended by deleting the first sentence of such amended provision and inserting the following sentence:

     If your employment is terminated by the Company without just cause, you will be entitled to receive severance payments at a monthly rate equal to 1/12 of the annual base salary to which you were entitled on the effective date of termination until the first anniversary of the effective date of termination.

All other terms of your employment as set out in the Letter Agreement and Amendments remain in full force and effect.

Please confirm that you are in agreement with the foregoing by signing below. If you have any questions, please contact me.

Sincerely,


/s/ Richard E. Bagley
Richard E. Bagley
President & CEO


The parties hereto have executed this agreement of the 22nd day of December, 1999.

                                                 AltaRex Corp.

/s/ Edward M. Fitzgerald                         /s/ Richard E. Bagley
---------------------------------                ------------------------------
Edward M. Fitzgerald                             Richard E. Bagley